CytomX Therapeutics, Inc.

151 Oyster Point Blvd., Suite 400

South San Francisco, CA 94080

February 8, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Joseph McCann, Staff Attorney

Re:	CytomX Therapeutics, Inc.
Registration Statement on Form S-3 (Registration No. 333-228203)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of CytomX Therapeutics, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on February 11, 2019, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

CytomX Therapeutics, Inc.

By:	/s/ Lloyd A. Rowland
Lloyd A. Rowland
General Counsel

CC:	Sean A. McCarthy, CytomX Therapeutics, Inc.
Debanjan Ray, CytomX Therapeutics, Inc.
Mark V. Roeder, Latham & Watkins LLP